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SEC FILE NUMBER
8-33133

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2017 (MM/DD/YY) AND ENDING September 30, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

J.J.B. Hilliard, W.L. Lyons, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 West Jefferson Street, Suite 700
(No. and Street)

Louisville	Kentucky	40202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles M. Grimley (502) 588-8400
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe LLP
(Name - if individual, state last, first, middle name)

9600 Brownsboro Road, Suite 400	Louisville	Kentucky	40241
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

pms

AFFIRMATION

We, James R. Allen and Charles M. Grimley, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to J.J.B. Hilliard, W.L. Lyons, LLC (the "Company") for the year ended September 30, 2018, are true and correct, and such financial statements and supplemental schedules have been made available to all members and allied members of the New York Stock Exchange in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

James R. Allen — November 19, 2018
Date

Chief Executive Officer
Title

Charles M. Grimley — November 19, 2018
Date

Chief Financial Officer
Title

Notary Public

My Commission expires: October 27, 2021

J.J.B. Hilliard, W.L. Lyons, LLC
(S.E.C. I.D. No. 8-33133)

STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2018
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

J.J.B. Hilliard, W.L. Lyons, LLC
(S.E.C. I.D. No. 8-33133)

STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2018
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Crowe

Crowe LLP
Independent Member Crowe Global

Report of Independent Registered Public Accounting Firm

Board of Directors and Members of
J.J.B. Hilliard, W.L. Lyons, LLC
Louisville, Kentucky

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of J.J.B. Hilliard, W.L. Lyons, LLC (the "Company") as of September 30, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2008.

Louisville, Kentucky
November 19, 2018

J.J.B. Hilliard, W.L. Lyons, LLC

Statement of Financial Condition

September 30, 2018

ASSETS	
Cash and cash equivalents	$ 47,568,646
Securities owned, at fair value	24,141,560
Receivable from brokers, dealers and clearing organizations	16,991,169
Commissions receivable	6,685,478
Miscellaneous receivables	4,424,798
Furniture, equipment and leasehold improvements, at cost (net of accumulated depreciation and amortization of $17,310,684)	8,955,303
Goodwill	122,709,253
Intangible assets, net of accumulated amortization:	
Client relationships	39,425,000
Trademarks	47,000,000
Total intangible assets, net of accumulated amortization of $43,575,000	86,425,000
Prepaid expenses and other assets	6,207,124
TOTAL ASSETS	$324,108,331
LIABILITIES	
Drafts payable	$ 2,756,435
Accrued compensation and employee benefits	35,354,956
Other liabilities	6,258,029
TOTAL LIABILITIES	44,369,420
Subordinated liability	6,000,000
Commitments and contingencies - Notes 8 and 11	
MEMBERS' EQUITY	273,738,911
TOTAL LIABILITIES AND MEMBERS' EQUITY	$324,108,331

See accompanying Notes to Statement of Financial Condition.

1. Organization and Business Description

J.J.B. Hilliard, W.L. Lyons, LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange ("NYSE") and various other exchanges, the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is engaged in various securities-related activities including retail brokerage, financial planning, securities trading, investment banking, and asset management. The Company, headquartered in Louisville, Kentucky, is a limited liability company organized under the laws of the Commonwealth of Kentucky. The Company serves a diverse group of individual investors and domestic companies and principally operates in the eastern half of the United States. The Company was servicing client assets of approximately $40.9 billion as of September 30, 2018. The Company is a subsidiary of HL Financial Services, LLC (the "Parent"). Houchens Industries, Inc. owns 0.00177% of the Company and 62% of the Parent.

The Company has a clearing agreement with Wells Fargo Clearing Services, LLC (the "Clearing Agent") and operates as a fully-disclosed broker-dealer that does not hold funds or securities for, or owes funds or securities to, its customers (see Note 9). As a result, the Company has claimed the exemptive provisions of SEC Rule 15c3-3 based on Paragraph (k)(2)(ii).

2. Accounting Policies

Use of Estimates

The preparation of the Company's financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions based on available information that affect the statement of financial condition and related disclosures. Actual results could differ materially from these estimates.

Cash and Cash Equivalents and Drafts Payable

The Company considers all highly liquid investments with original or remaining maturities of three months or less to be cash equivalents. These balances are available for use against drafts payable to vendors of $2.8 million due to cross-collateral provisions.

Fair Value Measurements

The Company follows Accounting Standards Codification ("ASC") Topic 820, *"Fair Value Measurements and Disclosures"* (the "Standard"). ASC Topic 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The Standard also defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Standard also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs are based on market pricing data obtained from sources independent of the Company. Unobservable inputs reflect the Company's judgement about the assumptions market participants would use in pricing the asset or liability. The Standard describes three levels of inputs that may be used to measure fair value:

2. Accounting Policies (continued)

Fair Value Measurements

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement because it is directly observable to the market.

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs which are measured using the Company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values of securities owned and securities sold, not yet purchased, are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 of the fair value hierarchy) or matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities (Level 2 of the fair value hierarchy).

Cash and cash equivalents, and other receivables are carried at cost, which approximates fair value due to their relatively short-term nature (Level 1 of the fair value hierarchy). The Company's short-term liabilities such as drafts payable, and other payables are recorded at contracted amounts, which approximate fair value due to their relatively short-term nature (Level 1 of the fair value hierarchy).

Fair value of the subordinated liability is based on current rates for similar financings (Level 2 of the fair value hierarchy). The fair value of the subordinated liability is approximately $6.2 million at September 30, 2018.

Depreciation and Amortization

Furniture and equipment are depreciated over their estimated economic lives, generally one to seven years, using the straight-line method. Leasehold improvements are amortized over the shorter of the term of the lease or estimated useful lives using the straight-line method.

2. Accounting Policies (continued)

Goodwill and Other Intangible Assets

Goodwill

Goodwill represents the excess purchase price over the fair value of net assets acquired related to the acquisition of the Company on March 31, 2008. Accounting Standards Codification 350, "*Intangibles – Goodwill and Other*" provides that goodwill is not amortized and is reviewed for impairment at least annually or whenever indications of impairment exist. The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of the Company is less than the carrying amount. If the Company determines it is more likely than not that the fair value of the Company is greater than the carrying amount it would not be required to perform the two-step impairment test. If the estimated fair value of the Company is less than its carrying value, management is required to determine the fair value of all assets and liabilities of the Company, including goodwill. If the carrying value of the Company's goodwill is greater than the estimated fair value, an impairment charge is recognized for the excess.

Intangible Assets

A recognized intangible asset that has a finite useful life is amortized over its estimated life using the straight-line method. A recognized intangible asset that has an indefinite life is not amortized and is reviewed annually to determine whether events and circumstances continue to support an indefinite useful life. All indefinite-lived intangible assets are reviewed for impairment annually using qualitative factors to determine whether the existence of events or circumstances indicates that it is more likely than not that the indefinite-lived intangible assets are impaired. The Company re-evaluates the remaining estimated economic lives of finite-lived intangible assets at least annually. An impairment charge is recognized if the carrying amount of the intangible asset is not recoverable and its carrying amount exceeds its fair value.

Income Taxes

The Company has elected to be taxed as a partnership. As a result, it is not subject to federal or most state income taxes. The Company accounts for contingencies associated with uncertain tax positions as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company does not expect the total amount of unrecognized tax benefits to significantly increase or decrease in the next 12 months. All taxable income and other tax costs and benefits are passed through to the respective members. The Company files U.S. federal and various state and local income tax returns. The Company is no longer subject to income tax examinations by taxing authorities for fiscal years before 2015.

2. Accounting Policies (continued)

Recently Issued Accounting Standards

Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2014-09, "*Revenue from Contracts with Customers*," ("ASU 2014-09") that supersedes current revenue recognition guidance. ASU 2014-09, as amended, requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. The guidance also requires additional disclosures regarding the nature, amount, timing and uncertainty of revenue that is recognized.

In March 2016, the FASB issued ASU No. 2016-08, "*Principal versus Agent Considerations (Reporting Revenue Gross versus Net*," ("ASU 2016-08") that amends the principal versus agent guidance in ASU 2014-09. ASU 2016-08 provides additional guidance on how to apply the control principle when services are provided or combined with other goods and services and clarifies how to determine whether the entity has control of the goods or services before they are transferred to the customer. The effective date of the standard will coincide with ASU 2014-09.

In April 2016, FASB issued ASU No. 2016-10, "*Identifying Performance Obligations and Licensing*" that amends the revenue guidance in ASU 2014-09 on identifying performance obligations. The effective date of the new guidance will coincide with ASU 2014-09.

The Company will adopt ASU 2014-09 effective October 1, 2018 using the modified retrospective approach, with a cumulative effect adjustment to opening members' equity. The cumulative effect adjustment to opening members' equity is not material to the Statement of Financial Condition.

Leases

In February 2016, the FASB issued ASU No. 2016-02, "Leases" (Topic 842), ("ASU 2016-02") which requires organizations that lease assets – referred to as "lessees" – to recognize on the balance sheet a right-of-use asset and a lease liability for all leases with a term of more than 12 months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by the lessee will depend on its classification as a finance or operating lease. Lessor accounting is similar to the current model but updated to align with certain changes to the lessee model. New qualitative and quantitative disclosures are also required to provide information about amounts recorded in the statement of financial condition. The guidance is effective for fiscal years beginning after December 15, 2018, however early adoption is permitted. The Standard will have an impact on the statement of financial condition, although the Company is still evaluating the magnitude once ASU 2016-02 becomes effective.

2. Accounting Policies (continued)

Recently Issued Accounting Standards

Goodwill Impairment

In January 2017, the FASB issued ASU No. 2017-04, "*Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment*," ("ASU 2017-04") which simplifies the subsequent measurement of goodwill and eliminates Step 2 from the goodwill impairment test. ASU 2017-04 requires that the annual goodwill impairment test be performed by comparing the fair value of a reporting unit with its carrying amount, and an impairment charge should be recognized for the amount by which the carrying amount exceeds the fair value of the reporting unit. The loss recognized should not exceed the total amount of goodwill allocated to the reporting unit. ASU 2017-04 also eliminates the requirement for any reporting unit with zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative assessment, to perform Step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The guidance is effective for fiscal years beginning after December 15, 2019 however early adoption is permitted. The Company does not expect the Standard will have a significant impact on the statement of financial condition.

3. Goodwill and Other Intangible Assets

The Parent acquired the Company on March 31, 2008. The acquired assets, including goodwill and other intangible assets, and assumed liabilities were recorded at fair value.

Goodwill

As of September 30, 2018, goodwill totaled $122.7 million.

Intangible Assets

September 30, 2018	Gross Carrying Amount	Accumulated Amortization	Net Amount	Amortization Period in Years
Finite-Lived Intangible Assets				
Client Relationships	$ 83,000,000	$(43,575,000)	$39,425,000	20
Indefinite-Lived Intangible Assets				
Trademarks	$ 47,000,000	-	$47,000,000	
Total Intangible Assets	$130,000,000	$(43,575,000)	$86,425,000	

4. Securities Owned and Securities Sold, Not Yet Purchased – At Fair Value

September 30, 2018	Owned	Sold, Not Yet Purchased
U.S. Government and federal agency obligations	$ 675,461	-
State and municipal government obligations	22,371,631	-
Corporate obligations	103,087	-
Stocks	931,572	-
Other	59,809	-
	$24,141,560	-

5. Fair Value of Financial Instruments

The Company's financial instruments are recorded at fair value and have been categorized based upon a fair value hierarchy in accordance with ASC 820. See Note 2 for a discussion of the Company's fair value measurements accounting policies.

Assets and liabilities measured at fair value on a recurring basis are summarized below.

	Balance at September 30, 2018	Level 1	Level 2	Level 3
Assets				
U.S. Government and federal agency obligations	$ 675,461	$ 675,461	$ -	$ -
State and municipal government obligations	22,371,631	-	22,371,631	-
Corporate obligations	103,087	-	103,087	-
Stocks	931,572	931,572	-	-
Other	59,809	-	59,809	-
Securities owned	$24,141,560	$1,607,033	$22,534,527	$ -
Liabilities				
Securities sold, not yet purchased	$ -	$ -	$ -	$ -

There were no significant transfers between Level 1 and Level 2 during the year ended September 30, 2018.

6. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

The Company maintains a margin account with the Clearing Agent. Depending on the Company's cash needs or the amount of securities inventory at the time, this account may represent excess cash on deposit or a margin loan payable.

Receivables from and Payables to Brokers, Dealers and Clearing Organizations consist of the following:

September 30, 2018	Receivable	Payable
Clearing deposit	$ 3,500,000	$ -
Fees and commissions receivable/payable, net	6,723,883	-
Amounts due from / to brokers and dealers and clearing organizations	6,767,286	-
Margin loan payable	-	-
	$16,991,169	$ -

7. Subordinated Liability

As of September 30, 2018, the Company has a six year $6 million subordinated note payable to the Clearing Agent. The subordinated note has an interest rate of 0% and requires annual installment payments of $1 million.

The subordinated note payable is available in computing net capital under the SEC uniform net capital rule. To the extent that such borrowing, when outstanding, is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid

8. Financial Instruments with Off-Balance Sheet Risk

The Company enters into various transactions involving financial instruments with off-balance sheet risk, including securities sold short and securities purchased and sold on a when-issued basis. These financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

The obligation for securities sold, not yet purchased represents a commitment to deliver specified securities. The Company will acquire the required securities at prevailing future market prices to satisfy this obligation. Accordingly, the Company's ultimate obligation may exceed the amount recognized in the statement of financial condition. Exposure to market risk is managed by the Company through position limits and other controls. Settlement of these transactions did not have a material effect on the Company's statement of financial condition.

The Company may also be exposed to risk if the counterparties of these transactions do not fulfill their obligations. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

9. Clearing Arrangement

All customer accounts, other than certain mutual fund and annuities held directly by other third party custodians, are carried with the Clearing Agent on a fully-disclosed basis. The services provided by the Clearing Agent include, but are not limited to (i) clearance and settlement of securities transactions; (ii) the custody (or safekeeping), receipt, and delivery of funds and securities; (iii) executing customer trades; (iv) generating, preparing, and mailing of customer trade confirmations and account statements; (v) client tax reporting; and (vi) carrying customer account balances and positions on the Clearing Agent's books and records.

Commissions are collected by the Clearing Agent and remitted, net of clearing charges, to the Company at least monthly. At September 30, 2018, the Company recorded a receivable from the Clearing Agent of $6.7 million in receivables from brokers, dealers and clearing organizations.

On all transactions, the Company is responsible to the Clearing Agent for any loss, liability, cost or expense as a result of a failure of any customer of the Company introduced to the Clearing Agent to make timely payments to meet their financial obligations. As of September 30, 2018, there were no significant liabilities payable to the Clearing Agent related to customer activities.

10. Net Capital Requirements

As a registered broker-dealer, the Company is subject to SEC Rule 15c3-1 (the "Rule"), which defines minimum net capital requirements. The Company calculates its net capital in accordance with the Rule using the alternative method, which requires it to maintain minimum net capital equal to the greater of 2% of aggregate debit items, as defined, or $1.0 million. A reduction in business is required and cash distributions and other payments would be precluded if the percentage falls below 5% of aggregate debit items or the minimum required. At September 30, 2018, net capital was $42.2 million, which exceeded the minimum required amount by $41.2 million.

The Company has entered into an agreement with the Clearing Agent that allows the Company to include its proprietary assets as allowable assets in its net capital computation. This agreement conforms to the requirements related to the capital treatment of assets held in proprietary accounts of an introducing broker and to permit the Company to use its assets held by or on deposit with the Clearing Agent in its net capital computations. In addition the agreement requires the Company to maintain a minimum net capital amount of $10 million at all times.

11. Commitments

In the normal course of business, the Company enters into underwriting and when-issued commitments. The Company had no contractual commitments relating to underwriting agreements or purchases of securities on a when-issued basis at September 30, 2018.

11. Commitments (continued)

The Company provides indemnification in connection with certain securities offering transactions in which it is involved. When the Company is an underwriter or placement agent, it provides a limited indemnification to the issuer related to its actions in connection with the offering and, if there are other underwriters, indemnification to the other underwriters intended to result in an appropriate sharing of the risk of participating in the offering. It is not possible to quantify the aggregate exposure to the Company resulting from these types of indemnification provisions; however, based on past experience, management believes the potential for any material exposure is remote. Accordingly, no liability has been recognized for these indemnifications.

The Company participates in the NYSE Medallion Signature Program whereby the Company will guarantee the authenticity of client signatures on stock certificates submitted for sale or transfer to the Clearing Agent. The Company does maintain specific insurance coverage for protection in the event of signature fraud. It is not possible to quantify the aggregate exposure, if any, to the Company resulting from this type of indemnification; however, based on past experience, the potential for any material exposure is remote. Accordingly, no liability has been recognized for these guarantees.

The Company leases certain of its branch sales offices, postage and copier equipment under non-cancelable leases expiring between 2018 and 2025. Certain of these leases contain renewal options and include provisions for escalation of rentals based upon inflationary factors.

Minimum annual rental payments under these leases for each of the next five fiscal years ending September 30 and thereafter are as follows:

2019	$ 8,479,000
2020	7,939,000
2021	5,492,000
2022	2,657,000
2023	2,021,000
Thereafter	7,322,000
Total	$33,910,000

The Company has entered into certain agreements that contain termination penalties if the agreements are cancelled prior to their expiration dates. While some of these termination penalties are significant, the Company has no intention to terminate any of these agreements prior to the expiration dates as of September 30, 2018.

12. Litigation and Regulatory Matters

In the normal course of business, the Company is subject to various pending or threatened lawsuits, including arbitration. Some of the legal actions may include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. The Company also operates in a highly regulated industry. Applicable laws and regulations, among other things, restrict permissible activities and investments and require compliance with various financial and customer-related protections. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is subject to comprehensive examination and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have a broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with the laws and regulations or with the supervisory policies of these agencies.

Asserted claims against the Company are approximately $9.3 million in the aggregate, as well as pending lawsuits with unspecified claim assertions as of September 30, 2018. The Company has accrued a liability of $2.8 million for legal and regulatory matters as of September 30, 2018, based upon its estimate of probable incurred losses; however, the estimate is subject to various uncertainties. Additional losses related to these identified legal and regulatory matters, if any, could be material.

13. Employee Benefits

The Company participates in a contributory 401(k) plan, sponsored by the Parent, which covers substantially all employees. Company contributions to the plan include a non-discretionary match of 50% of the first 6% of eligible compensation to the Plan (subject to compensation limits as determined annually by the IRS). An additional discretionary match may also be made, dependent upon the performance of the Company and overall economic conditions, at the discretion of the Company's Executive Compensation Committee.

The Company has agreements with various health care insurance providers as part of its employee benefit plans. The cost of these agreements is shared between the Company and employees enrolled in the plans. The Company is self-insured for the cost of medical claims submitted by employees, but does maintain separate stop-loss insurance coverages with various carriers to protect the Company against large medical claims. The Company has $575,000 accrued in other liabilities for claims estimated to be incurred but not yet reported at September 30, 2018.

* * * * * *

Pursuant to SEC Rule 17a-5, the Company's Audited Statement of Financial Condition as of September 30, 2018, is available for your examination at our Louisville corporate office or at the Chicago regional office of the Securities and Exchange Commission.